Mail Stop 3561

April 29, 2010

Harold S. Edwards, President
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

   RE: **Limoneira Company**
       Amendment No. 2 to Registration Statement on Form 10
       Filed April 16, 2010
       File No. 0-53885

Dear Mr. Edwards:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Compensation Table, page 50

1. Please remove the dollar amounts of 2008 non-equity incentive plan compensation from the table and place in the related footnote.

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

2. Please list each grant on a separate line in this table. Please add the headings "Estimated Future Payouts . . . ." for both non-equity and equity awards.

3. We note the second paragraph under "Annual Performance Cash-Based Incentive Bonuses" which appears to indicate that Mr. Edwards was granted an incentive award for 2009. Please revise the table to include or explain supplementally.

Directors Compensation Table, page 53

4. Please confirm that the stock award amounts are calculated according to Item 402(k)(2)(iii) of Regulation S-K as revised February 28, 2010, or revise.

Notes to the Financial Statements, page F-7

Revenue Recognition, page F-12

5. We note your responses to comments eight, nine and ten from our letter dated April 12, 2010. We believe your sales of products sold through by Calavo and other third-party packinghouses should be accounted for under FASB ASC 605-50-45-2 (EITF 01-9), rather than FASB ASC 605-45-45 (EITF 99-19). We believe your sales to Calavo and other third-party packinghouses involve only two parties, in which you are the producer/supplier and the packinghouse is your customer. Title to the products transfers to the packinghouse upon delivery, and from the time the packinghouse receives the product until it is delivered to an end-customer (or reseller), the packinghouse has control of the process (e.g., inventory risk, pricing, determination of which product is delivered to its customer, selection of its customer, and credit risk for receivables). The packinghouse is not acting as an agent, therefore the packinghouse is your customer. Furthermore, there is not a separate supplier to which you are an agent in facilitating sales to the packinghouse as your customer.

Please provide us with your analysis of FASB ASC 605-50-45-2 in determining whether you receive an identifiable benefit for the packaging and marketing services received and whether you can reasonably estimate the fair value of the benefit identified for the packinghouse charges to pack and market the fruit. Revise your financial statement presentation and footnotes accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Walz, accountant at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or the undersigned at (202) 551- 3790 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (805) 525-8211